UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Entertainment Gaming Asia Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29383V305

(CUSIP Number)

Leung Hoi Wai, Vincent

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,378,074 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,378,074 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS EGT Entertainment Holding Limited (formerly known as Elixir Group Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,378,074 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,378,074 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29383V305

1	NAME OF REPORTING PERSONS Mr. Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,378,074 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,378,074 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,378,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8%
14	TYPE OF REPORTING PERSON CO

INTRODUCTORY NOTE: This Schedule 13D/A (the “Schedule 13D/A”) is filed jointly by Melco International Development Limited (“Melco”), a Hong Kong-listed company, EGT Entertainment Holding Limited (formerly known as Elixir Group Limited) (“EGT Entertainment”), a Hong Kong corporation indirectly wholly-owned by Melco, and Mr. Ho, Lawrence Yau Lung (“Mr. Ho”), a citizen of Canada (each of the foregoing a “Reporting Person” and, collectively, the “Reporting Persons”). This Schedule 13D/A represents Amendment No. 4 to the statement on Schedule 13D with respect to the Issuer filed with the Securities and Exchange Commission (the “SEC”) on September 20, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on December 2, 2014, Amendment No. 2 filed with the SEC on April 18, 2017 and Amendment No. 3 filed with the SEC on May 5, 2017 (the “Existing 13D”), and amends and, with respect to the information set forth herein, supersedes the Existing 13D. Except as provided herein, this Schedule 13D/A does not modify any of the information previously reported on the Existing 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D/A relates to the shares of the $.001 par value common stock (“Common Stock”) of the Issuer. The Issuer’s executive offices are located at 37th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong SAR.

Item 2.	Identity and Background.

Subsection (a) of Item 2 is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D/A is being filed on behalf of each of the Reporting Persons. Melco indirectly owns 100% of the issued shares of EGT Entertainment. As of May 15, 2017, Mr. Ho personally holds 34,939,132 ordinary shares of Melco, representing approximately 2.26% of Melco’s ordinary shares outstanding. In addition, 119,303,024 ordinary shares of Melco are held by Lasting Legend Ltd., 294,527,606 ordinary shares of Melco are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco are held by The L3G Capital Trust and 1,566,000 ordinary shares of Melco are held by Maple Peak Investments Inc., representing approximately 7.72%, 19.06%, 3.29%, 0.47% and 0.10%, respectively, of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds 306,382,187 ordinary shares of Melco, representing 19.83% of Melco’s shares. Consequently, Mr. Ho may be deemed to beneficially own an aggregate of 814,842,396 ordinary shares of Melco, representing approximately 52.74% of Melco’s ordinary shares outstanding.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 23, 2017, Melco submitted a letter (the “Letter”) to the board of directors of the Issuer (the “Board”) stating, among other things, that its previously commenced tender offer for all of the Issuer’s shares of Common Stock not currently owned by Melco and its affiliates (the “Offer”) is no longer conditioned upon any minimum number of shares of Common Stock being tendered and instead will provide liquidity to any stockholder that would like to sell his, her or its shares of Common Stock pursuant to the Offer.

The summary of the Letter in this Schedule 13D/A is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached hereto as Exhibit 6.

Melco intends to have further discussions and other communications with the Issuer and the Board and may also have discussions and other communications with other persons or entities (including other stockholders of the Issuer) regarding the Offer or any other transaction(s) involving the Issuer. In the course of such conversations, Melco may suggest actions that could result in, among other things, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The description of the Letter and the Offer under Item 4 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding an additional exhibit as set forth on the Exhibit Index hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2017	MELCO INTERNATIONAL DEVELOPMENT LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

May 23, 2017	EGT ENTERTAINMENT HOLDING LIMITED

	By:	/s/ EVAN ANDREW WINKLER
	Name:	Evan Andrew Winkler
	Title:	Director

May 23, 2017	HO, LAWRENCE YAU LUNG

	By:	/s/ HO, LAWRENCE YAU LUNG

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibit No.

6.	Letter to the Issuer’s board of directors dated as of May 23, 2017.